SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 3)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

1922 Trust Company LTA, as Trustee

3555 Timmons Lane, Suite 800

Houston, Texas 77027

(713) 961-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

Page 1 of 26 Pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 448579102	Page 2 of 26 Pages

1.	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) 1922 Trust Company LTA, not individually, but solely as trustee of the trusts listed on Appendix A-1.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,569,951*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,569,951*
11.	Aggregate amount beneficially owned by each reporting person 6,569,951*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 4.5%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of January 31, 2015, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as adjusted to account for an aggregate of 750,000 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons on February 25, 2015 (the “Repurchase”). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 147,536,013 shares of Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 5.7% of the total voting power of the Common Stock as of January 31, 2015, as adjusted to account for the Repurchase. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase, which is comprised of 36,880,550 shares of Class A Common Stock and 110,655,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D

CUSIP No. 448579102	Page 3 of 26 Pages

1.	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lewis M. Linn, not individually, but solely as trustee of 1922 Trust.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,569,951*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,569,951*
11.	Aggregate amount beneficially owned by each reporting person 6,569,951*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 4.5%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of January 31, 2015, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as adjusted to account for an aggregate of 750,000 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons on February 25, 2015 (the “Repurchase”). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 147,536,013 shares of Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 5.7% of the total voting power of the Common Stock as of January 31, 2015, as adjusted to account for the Repurchase. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase, which is comprised of 36,880,550 shares of Class A Common Stock and 110,655,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D

CUSIP No. 448579102	Page 4 of 26 Pages

1.

Names of reporting persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-2.

2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,715,427*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,715,427*
11.	Aggregate amount beneficially owned by each reporting person 1,715,427*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 1.2%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of January 31, 2015, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as adjusted to account for an aggregate of 750,000 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons on February 25, 2015 (the “Repurchase”). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 147,536,013 shares of Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 1.5% of the total voting power of the Common Stock as of January 31, 2015, as adjusted to account for the Repurchase. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase, which is comprised of 36,880,550 shares of Class A Common Stock and 110,655,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D

CUSIP No. 448579102	Page 5 of 26 Pages

1.	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) Texas 8-26-22 H Company LP
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,778,132*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,778,132*
11.	Aggregate amount beneficially owned by each reporting person 1,778,132*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 1.2%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of January 31, 2015, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as adjusted to account for an aggregate of 750,000 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons on February 25, 2015 (the “Repurchase”). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 147,536,013 shares of Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 1.6% of the total voting power of the Common Stock as of January 31, 2015, as adjusted to account for the Repurchase. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase, which is comprised of 36,880,550 shares of Class A Common Stock and 110,655,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D

CUSIP No. 448579102	Page 6 of 26 Pages

1.	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) Featherman H Company LP
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,746,719*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,746,719*
11.	Aggregate amount beneficially owned by each reporting person 3,746,719*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 2.5%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of January 31, 2015, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as adjusted to account for an aggregate of 750,000 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons on February 25, 2015 (the “Repurchase”). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 147,536,013 shares of Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 3.3% of the total voting power of the Common Stock as of January 31, 2015, as adjusted to account for the Repurchase. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase, which is comprised of 36,880,550 shares of Class A Common Stock and 110,655,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D

CUSIP No. 448579102	Page 7 of 26 Pages

1.	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) 8-26-22 GP LLC
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,524,851*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,524,851*
11.	Aggregate amount beneficially owned by each reporting person 5,524,851*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 3.7%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of January 31, 2015, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as adjusted to account for an aggregate of 750,000 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons on February 25, 2015 (the “Repurchase”). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 147,536,013 shares of Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 4.8% of the total voting power of the Common Stock as of January 31, 2015, as adjusted to account for the Repurchase. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase, which is comprised of 36,880,550 shares of Class A Common Stock and 110,655,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D

CUSIP No. 448579102	Page 8 of 26 Pages

1.	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) TGFJ H Company LP
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 755,000*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 755,000*
11.	Aggregate amount beneficially owned by each reporting person 755,000*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.5%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of January 31, 2015, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as adjusted to account for an aggregate of 750,000 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons on February 25, 2015 (the “Repurchase”). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 147,536,013 shares of Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 0.7% of the total voting power of the Common Stock as of January 31, 2015, as adjusted to account for the Repurchase. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase, which is comprised of 36,880,550 shares of Class A Common Stock and 110,655,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D

CUSIP No. 448579102	Page 9 of 26 Pages

1.	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) TGFJ GP LLC
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 755,000*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 755,000*
11.	Aggregate amount beneficially owned by each reporting person 755,000*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.5%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of January 31, 2015, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as adjusted to account for an aggregate of 750,000 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons on February 25, 2015 (the “Repurchase”). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 147,536,013 shares of Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 0.7% of the total voting power of the Common Stock as of January 31, 2015, as adjusted to account for the Repurchase. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase, which is comprised of 36,880,550 shares of Class A Common Stock and 110,655,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D

CUSIP No. 448579102	Page 10 of 26 Pages

1.	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) RKMP H Company LP
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 136,480*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 136,480*
11.	Aggregate amount beneficially owned by each reporting person 136,480*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.1%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of January 31, 2015, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as adjusted to account for an aggregate of 750,000 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons on February 25, 2015 (the “Repurchase”). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 147,536,013 shares of Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 0.1% of the total voting power of the Common Stock as of January 31, 2015, as adjusted to account for the Repurchase. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase, which is comprised of 36,880,550 shares of Class A Common Stock and 110,655,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D

CUSIP No. 448579102	Page 11 of 26 Pages

1.	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) LCI H Company LP
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 153,620*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 153,620*
11.	Aggregate amount beneficially owned by each reporting person 153,620*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.1%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of January 31, 2015, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as adjusted to account for an aggregate of 750,000 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons on February 25, 2015 (the “Repurchase”). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 147,536,013 shares of Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 0.1% of the total voting power of the Common Stock as of January 31, 2015, as adjusted to account for the Repurchase. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase, which is comprised of 36,880,550 shares of Class A Common Stock and 110,655,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D

CUSIP No. 448579102	Page 12 of 26 Pages

1.	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) Julytoon Investments GP LLC
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 290,100*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 290,100*
11.	Aggregate amount beneficially owned by each reporting person 290,100*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.2%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of January 31, 2015, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as adjusted to account for an aggregate of 750,000 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons on February 25, 2015 (the “Repurchase”). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 147,536,013 shares of Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 0.3% of the total voting power of the Common Stock as of January 31, 2015, as adjusted to account for the Repurchase. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase, which is comprised of 36,880,550 shares of Class A Common Stock and 110,655,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D

CUSIP No. 448579102	Page 13 of 26 Pages

EXPLANATORY NOTE: This constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the Reporting Persons identified on Appendix A-1 and Appendix A-2 with the SEC on August 26, 2010, as amended by Amendment No. 1 on July 30, 2012 and Amendment No. 2 on March 5, 2013, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(a) thereunder (the “Schedule 13D”). This Amendment No. 3 amends the Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, as specifically set forth herein. Capitalized terms used in this Amendment No. 3 without being defined herein have the respective meanings given to them in the Schedule 13D.

Schedule A attached to the Schedule 13D is replaced in its entirety by Schedule A attached hereto, and all references to “Schedule A” in the Schedule 13D shall be to “Schedule A” attached hereto. Schedule B attached to the Schedule 13D is replaced in its entirety by Schedule B attached hereto, and all references to “Schedule B” in the Schedule 13D shall be to “Schedule B” attached hereto.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(c) This Schedule 13D is being filed by (collectively, the “Reporting Persons”):

•	1922 Trust Company LTA, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1.

•	CIBC Trust Company (Bahamas) Limited, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-2.

•	Lewis M. Linn, not individually, but solely in the capacity as trustee of 1922 Trust, the sole member of 1922 Trust Company LTA.

•	Texas 8-26-22 H Company LP, a Delaware limited partnership. The general partner of Texas 8-26-22 H Company LP is 8-26-22 GP LLC.

•	Featherman H Company LP, a Delaware limited partnership. The general partner of Texas 8-26-22 H Company LP is 8-26-22 GP LLC.

•	8-26-22 GP LLC, a Delaware limited liability company and the general partner of Texas 8-26-22 H Company LP and Featherman H Company LP. The sole member of 8-26-22 GP LLC is Texas 8-26-22 Trust 2, one of the trusts listed on Appendix A-1.

•	TGFJ H Company LP, a Delaware limited partnership. The general partner of TGFJ H Company LP is TGFJ GP LLC.

•	TGFJ GP LLC, a Delaware limited liability company and the general partner of TGFJ H Company LP. The member of TGFJ GP LLC is TGFJ Trust 1, one of the trusts listed on Appendix A-1.

13D

CUSIP No. 448579102	Page 14 of 26 Pages

•	RKMP H Company LP, a Delaware limited partnership. The general partner of RKMP H Company LP is Julytoon Investments GP LLC.

•	LCI H Company LP, a Delaware limited partnership. The general partner of LCI H Company LP is Julytoon Investments GP LLC.

•	Julytoon Investments GP LLC, a Delaware limited liability company and the general partner of RKMP H Company LP and LCI H Company LP. The member of Julytoon Investments GP LLC is Snicky Trust, one of the trusts listed on Appendix A-1.

The addresses of the principal business and principal office of the Reporting Persons are as follows:

•	For 1922 Trust Company LTA, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1, 3555 Timmons Lane, Suite 800, Houston, Texas 77027.

•	For CIBC Trust Company (Bahamas) Limited, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-2, P.O. Box N-3933, Goodman’s Bay Corporate Centre, West Bay Street, Nassau, Bahamas.

•	For Lewis M. Linn, not individually, but solely in the capacity as trustee of 1922 Trust, 3555 Timmons Lane, Suite 800, Houston, Texas 77027.

•	For the other Reporting Persons, c/o Lewis M. Linn, 3555 Timmons Lane, Suite 800, Houston, Texas 77027.

On February 28, 2013, Lewis M. Linn resigned as trustee of the trusts listed on Appendix A-1 and was replaced by 1922 Trust Company LTA. Lewis M. Linn is the trustee of 1922 Trust, the sole member of 1922 Trust Company LTA.

On February 28, 2013, Leonard J. Loventhal resigned as co-trustee of the following trusts listed on Appendix A-2: Elsinore Trust, Harlan Trust, LaDini B Trust, Jon Jacob B Trust, Jaybird B Trust, Banana B Trust and ZAP B Trust.

The Reporting Persons are principally engaged in the business of investing the assets of the trusts (directly or through entities owned by such trusts) for the benefit of the beneficiaries of such trusts.

The Reporting Persons have entered into an amended Joint Filing Agreement, dated as of February 25, 2015, a copy of which is attached as Exhibit 1 to this Amendment No. 3.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”). The Separately Filing Group Members have filed separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Schedule B attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

13D

CUSIP No. 448579102	Page 15 of 26 Pages

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby supplemented by inserting the following at the end of such Item:

On February 24, 2015, TGFJ H Company LP and RKMP H Company LP, each a Reporting Person, entered into a Purchase and Sale Agreement with the Issuer pursuant to which the Issuer agreed to purchase an aggregate of 750,000 shares of Class B Common Stock from those Reporting Persons at a price of $59.5389 per share, which represents the volume weighted average price for the Class A Common Stock for the three trading-day period ending February 23, 2015 as reported by Bloomberg, for an aggregate purchase price of $44,654,175. The closing of such transactions occurred on February 25, 2015.

155,921 shares of Class B Common Stock held by trusts for the benefit of Daniel F. Pritzker that were previously reported on the Schedule 13D filed by a Separately Filing Group Member, CIBC Trust Company (Bahamas) Limited, in its capacity as trustee of the Non-U.S. Situs Trusts, are now being reported on this Schedule 13D. There has been no change in beneficial ownership in connection with such shares now being reported by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Clauses (a)-(b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows and clause (c) of Item 5 of the Schedule 13D is hereby supplemented by inserting the following at the end thereof:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 8,285,378 shares of Class A Common Stock issuable upon conversion of 8,285,378 shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 7.5% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Persons represents 5.6% of the total number of shares of Common Stock outstanding and 7.2% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule A sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members, as set forth in Schedule B described below, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 24,429 shares of currently issued Class A Common Stock and 85,543,377 shares of Class A Common Stock issuable upon conversion of 85,543,377 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 77.3% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 58.0% of the total number of shares of Common Stock outstanding and 74.8% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D

CUSIP No. 448579102	Page 16 of 26 Pages

Schedule B sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Separately Filing Group Member. All such information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

All references to the number of shares outstanding are as of January 31, 2015, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as adjusted to account for an aggregate of 750,000 shares of Class B Common Stock that were repurchased by the Issuer from the Reporting Persons on February 25, 2015 (the “Repurchase”). The information set forth in this Schedule 13D, including Schedule A and Schedule B hereto, with respect to the percentage of shares of Class A Common Stock beneficially owned is based on 36,880,550 shares of Class A Common Stock outstanding as of January 31, 2015, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The information with respect to the percentage of shares of Class B Common Stock beneficially owned is based on 110,655,463 shares of Class B Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. The information shown with respect to the percentage of total Common Stock beneficially owned is based on 147,536,013 shares of Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase. The information with respect to the percentage of total voting power is based on 36,880,550 shares of Class A Common Stock and 110,655,463 shares of Class B Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase, and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.

Each Reporting Person disclaims beneficial ownership of the shares held by any other Reporting Person or any of the Separately Filing Group Members. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Act or otherwise, the beneficial owner of shares held by any other Reporting Person or any of the Separately Filing Group Members.

(c) As described in Item 4 above, on February 24, 2015, TGFJ H Company LP and RKMP H Company LP, each a Reporting Person, entered into a Purchase and Sale Agreement with the Issuer pursuant to which the Issuer agreed to purchase an aggregate of 750,000 shares of Class B Common Stock from those Reporting Persons at a price of $59.5389 per share, which represents the volume weighted average price for the Class A Common Stock for the three trading-day period ending February 23, 2015 as reported by Bloomberg, for an aggregate purchase price of $44,654,175. The closing of such transactions occurred on February 25, 2015.

13D

CUSIP No. 448579102	Page 17 of 26 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by inserting the following at the end of such Item:

On November 3, 2014, Featherman H Company LP, BKMP H Company LP, RKMP H Company LP and Texas 8-26-22 H Company LP, each a Reporting Person at the time of the sale, entered into a Purchase and Sale Agreement with the Issuer pursuant to which the Issuer agreed to purchase an aggregate of 1,122,000 shares of Class B Common Stock at a price of $60.1987 per share, which represents the volume weighted average price for the Class A Common Stock for the three trading-day period ending October 31, 2014 as reported by Bloomberg, for an aggregate purchase price of $67,542,941. The closing of such transactions occurred on November 4, 2014.

On February 24, 2015, TGFJ H Company LP and RKMP H Company LP, each a Reporting Person, entered into a Purchase and Sale Agreement with the Issuer pursuant to which the Issuer agreed to purchase an aggregate of 750,000 shares of Class B Common Stock from those Reporting Persons at a price of $59.5389 per share, which represents the volume weighted average price for the Class A Common Stock for the three trading-day period ending February 23, 2015 as reported by Bloomberg, for an aggregate purchase price of $44,654,175. The closing of such transactions occurred on February 25, 2015.

The summary of the Purchase and Sale Agreements contained in this Item 6 is qualified in its entirety by reference to the text of the Purchase and Sale Agreements, copies of which are filed as Exhibits 6, 7, 8, 9, 10 and 11 to this Amendment No. 3 and incorporated herein by reference.

13D

CUSIP No. 448579102	Page 18 of 26 Pages

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of February 25, 2015, by and among 1922 Trust, Texas 8-26-22 Trust 2, The Featherman Trust, TGFJ Trust 1, Revocable KMP Trust, LaDini Trust, Jon Jacob Trust, Jaybird Trust, Banana Trust, ZAP Trust, Elsinore Trust, Harlan Trust, LaDini B Trust, Jon Jacob B Trust, Jaybird B Trust, Banana B Trust, ZAP B Trust, Texas 8-26-22 H Company LP, Featherman H Company LP, 8-26-22 GP LLC, TGFJ H Company LP, TGFJ GP LLC, RKMP H Company LP, LCI H Company LP, Julytoon Investments GP LLC and Snicky Trust, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. Filed herewith.

Exhibit 2	Amended and Restated Global Hyatt Agreement, dated as of October 1, 2009, by and among each of the signatories thereto (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely as co-trustees of the U.S. Situs Trusts on August 26, 2010).

Exhibit 3	Amended and Restated Foreign Global Hyatt Agreement, dated as of October 1, 2009, by and among each of the signatories thereto (incorporated by reference to Exhibit 1 to the Schedule 13D filed by CIBC Trust Company (Bahamas) Limited, solely as trustee of each of the separate Non-U.S. Situs Trusts on August 26, 2010).

Exhibit 4	Hyatt Hotels Corporation Registration Rights Agreement, dated as of October 12, 2009, by and among each of the signatories thereto (incorporated by reference to Exhibit 4.5 to Amendment 3 to the Form S-1 Registration Statement filed by Hyatt Hotels Corporation on October 15, 2009).

Exhibit 5	Secretary’s Certificate evidencing authority of the signatories of CIBC Trust Company (Bahamas) Limited (incorporated by reference to Exhibit 7 to the Schedule 13D filed by CIBC Trust Company (Bahamas) Limited, solely as trustee of each of the separate Non-U.S. Situs Trusts on August 26, 2010).

Exhibit 6	Purchase and Sale Agreement, dated as of November 3, 2014, between the Issuer and Featherman H Company LP (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Issuer on November 5, 2014).

Exhibit 7	Purchase and Sale Agreement, dated as of November 3, 2014, between the Issuer and BKMP H Company LP (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by the Issuer on November 5, 2014).

Exhibit 8	Purchase and Sale Agreement, dated as of November 3, 2014, between the Issuer and RKMP H Company LP (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by the Issuer on November 5, 2014).

Exhibit 9	Purchase and Sale Agreement, dated as of November 3, 2014, between the Issuer and Texas 8-26-22 H Company LP (incorporated by reference to Exhibit 99.4 to the Form 8-K filed by the Issuer on November 5, 2014).

Exhibit 10	Purchase and Sale Agreement, dated as of February 24, 2015, between the Issuer and TGFJ H Company LP. Filed herewith.

Exhibit 11	Purchase and Sale Agreement, dated as of February 24, 2015, between the Issuer and RKMP H Company LP. Filed herewith.

13D

CUSIP No. 448579102	Page 19 of 26 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2015

1922 Trust Company LTA, not individually, but solely as trustee of Texas 8-26-22 Trust 2, The Featherman Trust, TGFJ Trust 1, Revocable KMP Trust, LaDini Trust, Jon Jacob Trust, Jaybird Trust, Banana Trust, ZAP Trust and Snicky Trust

By:	/s/ LEWIS M. LINN
	Name:	Lewis M. Linn
	Title:	President

Lewis M. Linn, not individually, but solely as trustee of 1922 Trust

By:	/s/ LEWIS M. LINN
	Name:	Lewis M. Linn
	Title:	Trustee

CIBC Trust Company (Bahamas) Limited, not individually, but solely as a trustee of Elsinore Trust, Harlan Trust, LaDini B Trust, Jon Jacob B Trust, Jaybird B Trust, Banana B Trust, ZAP B Trust, Settlement 1740 Trust #29 and Settlement T-551-3

By:	/s/ HELEN M. CARROLL
	Name:	Helen M. Carroll
	Title:	Authorized Signatory

By:	/s/ LINDA G. WILLIAMS
	Name:	Linda G. Williams
	Title:	Authorized Signatory

[Signature Page to Schedule 13D]

13D

CUSIP No. 448579102	Page 20 of 26 Pages

Texas 8-26-22 H Company LP
By:	8-26-22 GP LLC, its general partner

By:	/s/ LEWIS M. LINN
	Name:	Lewis M. Linn
	Title:	Manager

Featherman H Company LP
By:	8-26-22 GP LLC, its general partner

By:	/s/ LEWIS M. LINN
	Name:	Lewis M. Linn
	Title:	Manager

8-26-22 GP LLC

By:	/s/ LEWIS M. LINN
	Name:	Lewis M. Linn
	Title:	Manager

TGFJ H Company LP
By:	TGFJ GP LLC, its general partner

By:	/s/ LEWIS M. LINN
	Name:	Lewis M. Linn
	Title:	Manager

TGFJ GP LLC

By:	/s/ LEWIS M. LINN
	Name:	Lewis M. Linn
	Title:	Manager

RKMP H Company LP
By:	Julytoon Investments GP LLC, its general partner

By:	/s/ LEWIS M. LINN
	Name:	Lewis M. Linn
	Title:	Manager

[Signature Page to Schedule 13D]

13D

CUSIP No. 448579102	Page 21 of 26 Pages

LCI H Company LP
By:	Julytoon Investments GP LLC, its general partner

By:	/s/ LEWIS M. LINN
	Name:	Lewis M. Linn
	Title:	Manager

Julytoon Investments GP LLC

By:	/s/ LEWIS M. LINN
	Name:	Lewis M. Linn
	Title:	Manager

[Signature Page to Schedule 13D]

13D

CUSIP No. 448579102	Page 22 of 26 Pages

Appendix A-1

Texas 8-26-22 Trust 2

The Featherman Trust

TGFJ Trust 1

Revocable KMP Trust

LaDini Trust

Jon Jacob Trust

Jaybird Trust

Banana Trust

ZAP Trust

Snicky Trust

13D

CUSIP No. 448579102	Page 23 of 26 Pages

Appendix A-2

Elsinore Trust

Harlan Trust

LaDini B Trust

Jon Jacob B Trust

Jaybird B Trust

Banana B Trust

ZAP B Trust

Settlement 1740 Trust #29

Settlement T-551-3

13D

CUSIP No. 448579102	Page 24 of 26 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
1922 Trust Company LTA, not individually, but solely as trustee of the trusts listed on Appendix A-1.	—	—	6,569,951	5.9%	4.5%	5.7%
Lewis M. Linn, not individually, but solely as trustee of 1922 Trust	—	—	6,569,951	5.9%	4.5%	5.7%
CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-2.	—	—	1,715,427	1.6%	1.2%	1.5%
Texas 8-26-22 H Company	—	—	1,778,132	1.6%	1.2%	1.6%
Featherman H Company LP	—	—	3,746,719	3.4%	2.5%	3.3%
8-26-22 GP LLC	—	—	5,524,851	5.0%	3.7%	4.8%
TGFJ H Company LC	—	—	755,000	0.7%	0.5%	0.7%
TGFJ GP LLC	—	—	755,000	0.7%	0.5%	0.7%
RKMP H Company LP	—	—	136,480	0.1%	0.1%	0.1%
LCI H Company LP	—	—	153,620	0.1%	0.1%	0.1%
Julytoon Investments GP LLC	—	—	290,100	0.3%	0.2%	0.3%

1	All references to the number of shares outstanding are as of January 31, 2015, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as adjusted to account for the Repurchase.
2	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 36,880,550 shares of the Class A Common Stock outstanding as of January 31, 2015, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
3	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 110,655,463 shares of Class B Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase.
4	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 36,880,550 shares of Class A Common Stock and 110,655,463 shares of Class B Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase.
5	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase, which is comprised of 36,880,550 shares of Class A Common Stock and 110,655,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D

CUSIP No. 448579102	Page 25 of 26 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Trustee of the Non-U.S. Situs Trusts[6]	—	—	882,956	0.8%	0.6%	0.8%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	1,410	*	22,520,767	20.4%	15.3%	19.7%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	1,409,437	1.3%	1.0%	1.2%
Trustees of the James N. Pritzker Family Trusts[9]	8,470	*	2,319,002	2.1%	1.6%	2.0%
Trustees of the John A. Pritzker Family Trusts[10]	—	—	—	—	—	—
Trustees of the Linda Pritzker Family Trusts[11]	—	—	—	—	—	—

1	All references to the number of shares outstanding are as of January 31, 2015, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as adjusted to account for the Repurchase.
2	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 36,880,550 shares of the Class A Common Stock outstanding as of January 31, 2015, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
3	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 110,655,463 shares of Class B Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase.
4	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 36,880,550 shares of Class A Common Stock and 110,655,463 shares of Class B Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase.
5	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of January 31, 2015, as adjusted to account for the Repurchase, which is comprised of 36,880,550 shares of Class A Common Stock and 110,655,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
6	See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
7	See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 119,707 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 127,410 SARs that are currently exercisable at an exercise price of $41.74, 105,450 SARs that are currently exercisable at an exercise price of $41.29, 103,690 SARs that are currently exercisable at an exercise price of $43.44 and 35,047 SARs that are currently exercisable at an exercise price of $49.39. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.
8	See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
9	See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
10	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
11	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

13D

CUSIP No. 448579102	Page 26 of 26 Pages

	Class A Common Stock[2]			Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A		Shares	% of Class B
Trustees of the Karen L. Pritzker Family Trusts[12]	—	—		8,584,104	7.8%	5.8%	7.5%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[13]	14,549		*	10,465,797	9.5%	7.1%	9.2%
Trustees of the Daniel F. Pritzker Family Trusts[14]	—	—		8,129,457	7.5%	5.6%	7.2%
Trustees of the Anthony N. Pritzker Family Trusts[15]	—	—		6,186,817	5.6%	4.2%	5.4%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[16]	—	—		18,837,636	17.0%	12.8%	16.5%
Trustees of the Jay Robert Pritzker Family Trusts[17]	—	—		6,051,483	5.5%	4.1%	5.3%
Pritzker Family Group Totals	24,429		*	85,543,377	77.3%	58.0%	74.8%

*	Less than 1% beneficial ownership
12	See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
13	See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
14	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
15	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
16	See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
17	See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.